[Translation]

                                                                   June 30, 2006

To Whom It May Concern:

                                  Company Name:
                                     TOYOTA MOTOR CORPORATION
                                  Name and Title of Representative:
                                     Katsuaki Watanabe, President
                                  (Code Number: 7203
                                     Securities exchanges throughout Japan)
                                  Name and Title of Contact Person:
                                     Hiroshi Nishida
                                     General Manager, Financial Reporting Dept.,
                                     Accounting Division
                                  Telephone Number: 0565-28-2121

              Notice Concerning a Change in the Accounting Auditor


Toyota Motor Corporation ("TMC") hereby announces a change in the Accounting Auditor of TMC as described below.

1.   Background to Change

     On May 10, 2006, the Financial Services Agency ordered ChuoAoyama PricewaterhouseCoopers, TMC's Accounting Auditor, to suspend part of its operations including auditing services under the Securities and Exchange Law and the Corporation Act, for a period of two months from July 1, 2006 to August 31, 2006. Due to the suspension, ChuoAoyama PricewaterhouseCoopers will lose its qualification as an accounting auditor and will resign from being TMC's Accounting Auditor.

2.   Resigning Accounting Auditor

     Name:           ChuoAoyama PricewaterhouseCoopers

     Location:       Kasumigaseki Building, 2-5, Kasumigaseki 3-chome,
                     Chiyoda-ku, Tokyo

3.   Date of Change

     July 1, 2006

4.   Future Outlook

     Taking various factors into consideration, TMC plans, without delay, to elect the most appropriate Accounting Auditor (or temporary Accounting Auditor) for the auditing services for TMC.